SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ambrx Biopharma Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

02290A102**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 02290A102 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “AMAM.” Each ADS represents 7 Ordinary Shares.

CUSIP No. 02290A102	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Darwin Global Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,091,423 Ordinary Shares (represented by 7,584,489 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,091,423 Ordinary Shares (represented by 7,584,489 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,423 Ordinary Shares (represented by 7,584,489 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 02290A102	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Dr. Abhishek Trehan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,091,423 Ordinary Shares (represented by 7,584,489 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,091,423 Ordinary Shares (represented by 7,584,489 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,423 Ordinary Shares (represented by 7,584,489 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 02290A102	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Darwin Global Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,199,899 Ordinary Shares (represented by 7,028,557 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,199,899 Ordinary Shares (represented by 7,028,557 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,199,899 Ordinary Shares (represented by 7,028,557 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 02290A102	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER

Ambrx Biopharma Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10975 North Torrey Pines Road, La Jolla, CA 92037

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Darwin Global Management, Ltd., a limited company incorporated under the laws of Jersey (“Darwin Global”). The Ordinary Shares (as defined in Item 2(d) below) represented by ADSs to which this filing relates are held directly by (a) Master Fund (as defined below), to which Darwin Global serves as investment manager and (b) a sub-account (the “Managed Account”) to which Darwin Global serves as sub-advisor;

(ii) Dr. Abhishek Trehan (“Dr. Trehan”), the Chief Investment Officer and the controlling person of Darwin Global, with respect to the Ordinary Shares represented by ADSs held by each of Master Fund and the Managed Account; and

(iii) Darwin Global Master Fund Ltd. (“Master Fund”), a Cayman Islands exempted company, with respect to the Ordinary Shares represented by ADSs held by it.

The foregoing persons are hereinafter sometimes each referred to a “Reporting Person” and collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is Whiteley Chambers, Don Street, St. Helier, Jersey JE2 4TR.

Item 2(c).	CITIZENSHIP

Darwin Global is a Jersey limited company. Dr. Trehan is a British citizen. Master Fund is a Cayman Islands exempted company.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”)

CUSIP No. 02290A102	13G/A	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 02290A102 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “AMAM.” Each ADS represents 7 Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

The percentage set forth in Row 11 of this Schedule 13G/A is calculated based upon 270,328,483 Ordinary Shares outstanding as of June 30 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 29, 2022.

CUSIP No. 02290A102	13G/A	Page 7 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02290A102	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2023

DARWIN GLOBAL MANAGEMENT, LTD.

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer

/s/ Dr. Abhishek Trehan
DR. ABHISHEK TREHAN

DARWIN GLOBAL Master fund, LTD.

By: DARWIN GLOBAL MANAGEMENT, LTD, its investment manager

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer